Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

February 16, 2017

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC  20549

Re:  Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to
Rule 17g-1 under the Investment Company Act of 1940 is:

(i)

Rider No. 16 to the joint fidelity bond originally filed with the Securities and Exchange Commission on December 1, 2016 (Accession No. 0000940394-16-003323) replacing Rider No. 2.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 672-8106 or fax (617) 672-1106.

Sincerely,

/s/ Paul M. O’Neil

Paul M. O’Neil

Vice President

Schedule A

Bond Portfolio

Boston Income Portfolio

CMBS Portfolio

Currency Income Advantage Portfolio

Dividend Builder Portfolio

Emerging Markets Local Income Portfolio

Eaton Vance Floating Rate Portfolio

Global Income Builder Portfolio

Global Macro Absolute Return Advantage Portfolio

Global Macro Capital Opportunities Portfolio

Global Macro Portfolio

Global Opportunities Portfolio

Government Obligations Portfolio

Greater India Portfolio

High Income Opportunities Portfolio

High Yield Municipal Income Portfolio

International Income Portfolio

Core Bond Portfolio

Stock Portfolio

Growth Portfolio

Large-Cap Value Portfolio

MSAM Completion Portfolio

MSAR Completion Portfolio

Senior Debt Portfolio

Short Duration High Income Portfolio

Short-Term U.S. Government Portfolio

SMID-Cap Portfolio

5-to-15 Year Laddered Municipal Bond Portfolio

Tax-Managed Global Small Cap Portfolio

Tax-Managed Growth Portfolio

Tax-Managed International Equity Portfolio

Tax-Managed Multi-Cap Growth Portfolio

Tax-Managed Small-Cap Portfolio

Tax-Managed Value Portfolio

Worldwide Health Sciences Portfolio

A-1